SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES

13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No.     )*

Trina Solar Limited

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G90565 10 5 (CUSIP Number)

Initial Public Offering – December 22, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Milestone Capital Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

136,452,242 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

136,452,242 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,452,242 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.3%
12	TYPE OF REPORTING PERSON*

CO

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Milestone Solar Holdings I Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

136,452,242 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

136,452,242 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,452,242 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.3%
12	TYPE OF REPORTING PERSON*

CO

CUSIP NO. G90565 10 5	Schedule 13 G

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Milestone China Opportunities Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER

136,452,242 ordinary shares
6 SHARED VOTING POWER

0
7 SOLE DISPOSITIVE POWER

136,452,242 ordinary shares
8 SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

136,452,242 ordinary shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

6.3%
12	TYPE OF REPORTING PERSON*

PN

ITEM 1	(a).	NAME OF ISSUER:

Trina Solar Limited (the “Issuer”)

ITEM 1	(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 2 Xin Yuan Yi Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China

ITEM 2	(a).	NAME OF PERSON FILING:

Milestone Capital Management Limited Milestone Solar Holdings I Limited Milestone China Opportunities Fund I, L.P.

ITEM 2	(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The registered address of Milestone Capital Management Limited is Scotia Centre, 4th Floor, P.O. Box 2804, George Town, Grand Cayman, Cayman Islands.

The registered address of Milestone Solar Holdings I Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

The registered address of Milestone China Opportunities Fund I, L.P. is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

ITEM 2	(c)	CITIZENSHIP:

The place of organization of Milestone Capital Management Limited and Milestone China Opportunities Fund I, L.P. is the Cayman Islands. The place of organization of Milestone Solar Holdings I Limited is British Virgin Islands.

ITEM 2	(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares, $0.00001 par value

ITEM 2	(e).	CUSIP NUMBER:

G90565 10 5

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP:

Reporting person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Milestone Capital Management Limited	136,452,242 ordinary shares	6.3%	136,452,242 ordinary shares	0	136,452,242 ordinary shares	0

Milestone Solar Holdings I Limited	136,452,242 ordinary shares	6.3%	136,452,242 ordinary shares	0	136,452,242 ordinary shares	0

Milestone China Opportunities Fund I, L.P.	136,452,242 ordinary shares	6.3%	136,452,242 ordinary shares	0	136,452,242 ordinary shares	0

Milestone Solar Holdings I Limited is the record owner of 136,452,242 ordinary shares of the Issuer. Milestone China Opportunities Fund I, L.P. is the sole shareholder of Milestone Solar Holdings I Limited. Milestone Capital Management Limited is the general partner of Milestone China Opportunities Fund I, L.P. Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of Milestone Capital Management Limited and Milestone China Opportunities Fund I, L.P may be deemed to beneficially own all of the shares held by Milestone Solar Holdings I Limited.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

Not applicable

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable

ITEM 10.	CERTIFICATION:

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2007

Milestone Capital Management Limited	By:	/s/ Yunli Lou
	Name:	Yunli Lou
	Title:	Director

Milestone Solar Holdings I Limited	By:	/s/ Yunli Lou
	Name:	Yunli Lou
	Title:	Director

Milestone China Opportunities Fund I, L.P.	By:	/s/ Yunli Lou
	Name:	Yunli Lou
	Title:	Director

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement